Exhibit 12

MINN DAK FARMERS COOPERATIVE
COMPUTATION OF RATIO OF NET PROCEEDS TO FIXED CHARGES
(IN THOUSANDS)

	Year Ended August 31,

	2010	2009	2008	2007	2006
Earnings:
Net proceeds before income taxes from Continuing operations	100,233	96,053	110,863	148,415	76,096
Fixed charges, excluding capitalized interest, see below	1,974	2,018	3,230	4,297	3,544
Amortization of capitalized interest	93	94	106	106	106

Net Proceeds	102,300	98,165	114,199	152,818	79,746

Fixed Charges:
Interest Expense	1,974	2,018	3,230	4,297	3,544
Interest factor included in rentals (1)	0	0	0	0	0

Fixed charges, excluding capitalized Interest	1,974	2,018	3,230	4,297	3,544
Interest capitalized	0	0	0	0	0
Fixed Charges	1,974	2,018	3,230	4,297	3,544

Ratio of net proceeds to fixed charges	51.82	48.64	35.36	35.56	22.50

(1)

The company does lease certain items, such as office equipment. Due to the proportionately small amounts involved, interest on such lease payments has not been included in the total of the company’s fixed charges of the calculation of this ratio.

93